The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2004 JUL 29 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN RECEIPT REQUESTED

July 27, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04035844

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Provisional Injunction against UFJ Group Granted

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUL 3 0 2004
THOMSON FINANCIAL

B

7/29

07/27/04 1:44PM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name : Hidehiko Asai
Title: General Manager

The Sumitomo Trust & Banking Co., Ltd.

Provisional Injunction against UFJ Group Granted

Tokyo, July 27, 2004 --- The Tokyo District Court today upheld the petition that Sumitomo Trust had filed before it under the Basic Agreement dated May 21, 2004, between Sumitomo Trust and UFJ Holdings, UFJ Bank, and UFJ Trust Bank (collectively, the "UFJ Group"). The petition sought from the court an order for a provisional injunction to prohibit both discussion with third parties and providing of information to third parties in relation to the integration of UFJ Trust Bank's businesses with Sumitomo Trust's businesses. The court's decision for the provisional injunction thus prohibits the UFJ Group from having such discussions with and providing information to third parties. While today's decision ensures Sumitomo Trust's exclusive right to negotiations relating to the integration of Sumitomo Trust's and UFJ Trust Bank's businesses, it does not directly impede the merger between The Bank of Tokyo-Mitsubishi and UFJ Bank.

Sumitomo Trust appreciates the prompt decision of the Tokyo District Court as a fair and appropriate decision that affirms the importance of honoring contracts, an essential element of a free economy.

For enquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654